Exhibit 99.1

Dejour Energy’s Preliminary Scoping Study Suggests 1.3 Million BO Remain Recoverable from Woodrush

   Independent Analysis Addresses DEJ’s Waterflood Implementation Plan

May 26, 2011, Calgary,  Alberta -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ), an independent oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions, provides an update on the progress of the waterflood at its Woodrush oil project.

In the first quarter of 2011, Dejour successfully started up a waterflood in the Halfway Oil Pool at its Woodrush Field in N.E. British Columbia.  As expected, after two months of water injection the producing Gas/Oil Ratio (GOR) of the pool fell from 2700 CF/BBL to less than 900 CF/BBL, indicating that an effective secondary recovery process was underway.  Not only does the drop in the producing GOR confirm the effectiveness of the waterflood in the Halfway Pool, the positive response to injection will now allow Dejour to increase oil production from an average of 180 BOPD during the first five months of the year to approximately 350 BOPD in June, and to 400 BOPD in July, bringing gross field production to more than 800 BOEPD.

In addition, Dejour has recently contracted with independent reservoir engineering consultants AJM Petroleum Consultants to further quantify the expected waterflood performance over the life of the field using a full field 3D reservoir simulator.   Results from the initial reservoir simulation have served to substantiate Dejour’s estimates of more than 1.3 million barrels of oil recoverable from the pool under a waterflood program.  Dejour plans to continue the work with AJM Petroleum Consultants to produce a midyear NI 51-101 compliant reserve report as well as an application to the Oil Gas Commission to remove the GOR allowable from the pool rules and replace it with the best practice of waterflood management under a voidage replacement scheme.  Success in altering the pool rules will allow Dejour to further increase oil production throughout the balance of 2011 and well into 2012 when we anticipate peak oil production from the pool to reach approximately 1000 BOPD and gross production from the field to reach 1,400 BOED.

“Our goal was to more than double the amount of oil recoverable at Woodrush. We are pleased to report that the initial response to injection has been positive and that preliminary results of the AJM Petroleum Consultants scoping study suggest that an estimated 1.3 million remaining barrels of oil are projected to be recovered over the remaining life of this reservoir," states Harrison Blacker, Dejour COO.

"The projected increase in the ultimate recovery number resulting from implementation of the waterflood is technically derived based on best engineering principles but does not represent a proved and proved plus probable reserve estimate as defined under Canadian Oil and Gas NI 51-101, at this time. Dejour intends to provide updated proved and proved plus probable reserve estimates as new reservoir data is added to this simulation model," Blacker concludes.

Dejour operates and maintains a 75% WI in the 8200 acre Woodrush project.

Dejour's Q1 2011 earnings for the period ended 3/31/11 will be released on or before 6/14/11, inclusive of International Financial Reporting Standards (IFRS) conversion, following which management plans to host an 'earnings call'.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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